

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
(Subject to Completion, dated ______________, 2014)

44,500,000 Shares

FMSA Holdings Inc.

COMMON STOCK

This is the initial public offering of the common stock of FMSA Holdings Inc., a Delaware corporation. We are not offering any shares of our common stock. The selling stockholders identified in this prospectus are offering 44,500,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. No public market currently exists for our common stock. We are an "emerging growth company" and are eligible for reduced reporting requirements. Please see "Prospectus Summary—Emerging Growth Company Status."

We have applied to list our common stock on the New York Stock Exchange under the symbol "FMSA."

We anticipate that the initial public offering price will be between $20.00 and $25.00 per share.

Investing in our common stock involves risks. Please see "Risk Factors" beginning on page 13 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

(1) Please see "Underwriting" for a description of all underwriting compensation payable in connection with this offering.

The selling stockholders have granted the underwriters the option to purchase up to 6,675,000 additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 44,500,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about , 2014.

Morgan Stanley | **Wells Fargo Securities** | **Barclays**

Goldman, Sachs & Co. | **Jefferies** | **J.P. Morgan**
KeyBanc Capital Markets | **RBC Capital Markets**

Baird
PNC Capital Markets LLC
Scotiabank / Howard Weil

Cowen and Company
Raymond James
Simmons & Company International

Tudor, Pickering, Holt & Co.

Prospectus dated , 2014

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See "Forward-Looking Statements." Unless we state otherwise or the context otherwise requires, the terms "we," "us," "our," "Fairmount Santrol," "our business" and "our company" refer to FMSA Holdings Inc. and its consolidated subsidiaries and predecessor companies. On August 15, 2014, FML Holdings, Inc. changed its name to "FMSA Holdings Inc." We include a glossary of some of the terms used in this prospectus as Appendix A. Unless otherwise indicated, information in this prospectus is adjusted to reflect the 34 for 1 stock split we effected on September 18, 2014.

Our Company

We are one of the world's largest providers of sand-based proppant solutions and for over 30 years have been a pioneer in the development of high performance proppants used by oilfield service and exploration and production ("E&P") companies to enhance the productivity of their oil and gas wells. Fairmount Santrol offers the broadest range of proppants available in the market today, including high quality sand and a spectrum of resin coated products, all of which exceed American Petroleum Institute ("API") specifications. Additionally, for more than 120 years, we and our predecessor companies have provided high quality sand-based products, strong technical leadership and applications knowledge to end users in the foundry, glass, building products, and sports and recreation markets (collectively the Industrial and Recreational, or the "I&R" markets). We believe our two primary market segments are complementary. Our ability to sell to a wide range of customers across multiple end markets allows us to maximize the economic recovery of our reserve base.

As one of the nation's longest continuously operating mining organizations, we have developed a strong commitment to environmental stewardship and to the three pillars of Sustainable Development: People, Planet and Prosperity. Our strong commitment to safety is reflected in the health and safety of our employees and is illustrated by having achieved a lost-time incident rate that is less than half the industry average. From 2011 through June 30, 2014, our employees have demonstrated our commitment to our communities by donating approximately 36,000 hours of company-paid volunteer time, as well as significant personal volunteer time, into the communities in which we live and operate. We are focused on environmental stewardship, and ten of our facilities now generate zero waste to landfills. Additionally, we have successfully executed annual initiatives to reduce our carbon emissions and have planted over 225,000 trees since 2011 in order to offset our Tier I and Tier II carbon emissions. We believe adhering to sustainable development principles is not only the right thing to do, but also results in a higher level of engagement and commitment from our employees, better relationships with our communities and, as a result, a stronger base from which to pursue profitable growth over the long-term. Abiding by these guiding principles, our corporate motto is "Do Good. Do Well."

We began investing in large scale proppant production capacity in the early 1980s, leveraging our early industry relationships with Halliburton and a predecessor company to Baker Hughes. Since then, our business, and particularly our Proppant Solutions segment, has grown significantly. Today we have vertically integrated operations that combine mining, sand processing, and resin manufacturing and coating operations with a broad logistics network and state-of-the-art research and development capabilities. Our ability to leverage our integrated asset base to provide comprehensive proppant solutions has allowed us to become a long-term, trusted partner to our customers.

Ownership

We have a long history of employee ownership as well as ownership by financial sponsors. Our current ownership is comprised of employees, including members of our management team and our employee stock bonus plan, our founders, other non-employee stockholders and ASP FML Holdings, LLC ("ASP FML"), an affiliate of American Securities LLC ("American Securities"). American Securities is a leading U.S. middle-market private equity firm that invests in market-leading North American companies. American Securities currently has over $10 billion of assets under management and is investing from its sixth fund. American Securities focuses its core investments in the industrial sector including general industrial, aerospace and defense, agriculture, environmental, recycling paper and packaging, power and energy, and specialty chemicals. American Securities has a proven track record of successfully working with management teams to develop and implement strategies for sustained profitability.

Emerging Growth Company Status

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or "JOBS Act." For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

- comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the Securities and Exchange Commission determines otherwise;

- provide certain disclosure regarding executive compensation required of larger public companies; or

- obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an "emerging growth company" upon the earliest of:

- when we have $1.0 billion or more in annual revenues;

- when we have at least $700 million in market value of our common stock held by non-affiliates;

- when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

- the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Stock Split

On September 18, 2014, we effected a 34 for 1 stock split of our issued and outstanding common stock. For additional information, see "Stock Split."

The Offering

Common stock offered by the selling
stockholders . . . .   44,500,000 shares (or 51,175,000 shares, if the underwriters exercise in full their option to purchase additional shares)

Common stock to be outstanding after
the offering. . . . .   _____ shares

Common stock owned by the selling
stockholders after the offering . . . .   _____ shares (or _____ shares, if the underwriters exercise in full their option to purchase additional shares)

Over-allotment option. . . . .   The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 6,675,000 additional shares of our common stock to cover over-allotments.

Use of proceeds . . . .   We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Dividend policy . . . .   We do not anticipate paying any cash dividends on our common stock. In addition, our revolving credit facility and term loans place certain restrictions on our ability to pay cash dividends.

Listing and trading symbol . . . .   We have applied to list our common stock on the New York Stock Exchange ("NYSE") under the symbol "FMSA."

The information above excludes 17,649,842 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2014 under our existing equity incentive plan, as well as 17,000,000 shares of common stock reserved for issuance under our new 2014 Long-Term Incentive Plan, or the LTIP, that we intend to adopt in connection with the completion of this offering.

Summary Historical Consolidated Financial and Operating Data

The following table sets forth our summary historical consolidated financial and operating data as of the dates and for the periods indicated. We have derived the summary historical consolidated financial and operating data as of and for the years ended December 31, 2009, 2010 and 2011 from our unaudited consolidated financial statements, which are not included in this prospectus. We have derived the summary historical consolidated financial and operating data as of, and for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the summary historical consolidated financial and operating data for the six months ended June 30, 2013 and as of and for the six months ended June 30, 2014 from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. We have derived the financial data as of June 30, 2013 from our unaudited condensed consolidated financial statements that are not included in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position, results of operations and cash flows for such periods. Historical results are not necessarily indicative of future results.

The summary historical consolidated data presented below should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes and other financial data included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,	
	2009	2010	2011	2012	2013	2013	2014
	(In thousands)						
Statement of Income Data:							
Revenue	$398,660	$667,089	$ 909,742	$ 885,190	$988,386	$448,241	$629,223
Income from operations	78,711	173,034	296,903	278,426	227,956	125,621	146,246
Income before provision for income taxes	69,526	146,602	217,855	219,842	149,876	98,510	111,227
Net income	49,506	100,494	146,098	149,473	104,657	68,816	78,815
Net income attributable to FML Holdings, Inc.	48,901	99,454	145,183	148,886	103,961	68,564	78,460
Earnings per share:							
Basic(1)	n/a	n/a	$ 0.95	$ 0.96	$ 0.67	$ 0.44	$ 0.50
Diluted(1)	n/a	n/a	$ 0.90	$ 0.91	$ 0.63	$ 0.42	$ 0.47
Statement of Cash Flows Data:							
Net cash provided by (used in):							
Operating activities	$ 96,566	$ 75,722	$ 167,861	$ 186,433	$174,635	$ 93,657	$ 49,982
Investing activities	(13,156)	(45,165)	(102,572)	(107,366)	(579,517)	(161,575)	(60,613)
Financing activities	(82,076)	3,783	(49,202)	(119,070)	410,515	70,901	5,347
Other Financial Data:							
Capital expenditures	$ 20,158	$ 41,928	$ 77,827	$ 109,016	$111,514	$ 41,276	$ 61,827
EBITDA(2)	96,522	192,820	303,227	303,659	248,877	140,352	172,872
Adjusted EBITDA(2)	102,854	239,144	335,110	318,650	292,584	146,330	179,984
Operating Data:							
Proppant Solutions:							
Total tons sold	1,730	2,609	3,402	3,765	5,117	2,134	3,352
Revenue	$325,542	$580,117	$ 807,849	$ 757,851	$856,212	$378,286	$567,185
Average selling price (per ton)	$ 188	$ 222	$ 237	$ 201	$ 167	$ 177	$ 169
Segment contribution margin(3)	n/a	248,187	339,050	316,251	296,320	150,267	192,928
Industrial & Recreational Products:							
Total tons sold	1,918	2,228	2,296	2,375	2,462	1,261	1,193
Revenue	$ 73,118	$ 86,972	$ 101,893	$ 127,339	$132,174	$ 69,955	$ 62,038
Average selling price (per ton)	$ 38	$ 39	$ 44	$ 53	$ 54	$ 55	$ 52
Segment contribution margin(3)	n/a	20,904	29,142	37,837	34,765	17,002	16,835

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and American Securities. Under these provisions, neither American Securities, its affiliates and subsidiaries, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate, other than opportunities related to hydraulic fracturing proppants. For instance, a director of our company who also serves as a director, officer or employee of American Securities or any of its subsidiaries or affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if attractive corporate opportunities are allocated by American Securities to itself or its subsidiaries or affiliates instead of to us. The terms of our certificate of incorporation are more fully described in "Description of Capital Stock."

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- a classified board of directors;

- limitations on the removal of directors;

- limitations on the ability of our stockholders to call special meetings;

- advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

- establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Investors in this offering will experience immediate and substantial dilution of $24.23 per share.

Based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $24.23 per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and pro forma net tangible book deficit as of June 30, 2014 would be $1.73 per share. Please see "Dilution."

We do not intend to pay dividends on our common stock, and our debt agreements place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our existing revolving credit facility and our term loan both place certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding _____ shares of common stock. This number includes 44,500,000 shares that the selling stockholders are selling in this offering and 6,675,000 shares that the selling stockholders may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, the AS Group will indirectly own _____ shares of our common stock, or approximately _____% of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. The Stockholders' Agreement of the Company will be amended to provide for certain revised registration rights which will require us to effect the registration of shares in certain circumstances. Please see "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 17,000,000 shares of our common stock issued or reserved for issuance under our equity incentive plans. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, ASP FML, all of our directors and executive officers and certain of our principal stockholders and the selling stockholders will enter into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. At least two of the representatives of the underwriters, consisting of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc., may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

USE OF PROCEEDS

The common stock being offered by this prospectus, including the common stock offered if the underwriters' option to purchase additional shares is exercised in full, is solely for the account of the selling stockholders. We will not receive any proceeds from the sale of common stock by the selling stockholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholders.

The selling stockholders have granted to the underwriters a 30-day over-allotment option to purchase up to 6,675,000 additional shares of common stock. The exercise of this underwriters' over-allotment option will not affect the total number of shares outstanding.

STOCK SPLIT

On September 18, 2014, we effected a 34 for 1 stock split. The stock split affects all of our stockholders uniformly and did not affect any stockholder's percentage ownership interests in us. Unless otherwise indicated, information presented in this prospectus is adjusted to reflect our 34 for 1 stock split.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our revolving credit facility and term loans place restrictions on our ability to pay cash dividends.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of shares of common stock sold in this offering will exceed the net tangible book value per share of common stock after the offering. Assuming an initial public offering price of $22.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), on a pro forma basis as of June 30, 2014, our net tangible book deficit would have been approximately $273.0 million, or $1.73 per share of common stock. This remains unchanged when adjusted for the sale by the selling stockholders of shares of common stock in this offering at an assumed initial public offering price of $22.50 per share of common stock. Purchasers of shares of our common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of common stock for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per share	$22.50
Pro forma net tangible book deficit per share before and after the offering	(1.73)
Immediate dilution per share to purchasers in the offering (i)	$24.23

_____

(i) Because the total number of shares outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional shares of common stock from the selling stockholders and we will not receive any net proceeds from such exercise, there will be no change to the dilution in net tangible book value per share of common stock to purchasers in the offering due to any such exercise of the option.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical consolidated financial and operating data as of the dates and for the periods indicated. We have derived the selected historical consolidated financial and operating data as of and for the years ended December 31, 2009, 2010 and 2011 from our unaudited consolidated financial statements, which are not included in this prospectus. We have derived the selected historical consolidated financial and operating data as of, and for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the selected historical consolidated financial and operating data for the six months ended June 30, 2013 and as of and for the six months ended June 30, 2014 from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. We have derived the financial data as of June 30, 2013 from our unaudited condensed consolidated financial statements that are not included in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position, results of operations and cash flows for such periods. Historical results are not necessarily indicative of future results.

The selected historical consolidated data presented below should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes and other financial data included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,	
	2009	2010	2011	2012	2013	2013	2014
	(In thousands)						
Statement of Income Data:							
Revenue	$398,660	$667,089	$909,742	$885,190	$988,386	$448,241	$629,223
Income from operations	78,711	173,034	296,903	278,426	227,956	125,621	146,246
Income before provision for income taxes	69,526	146,602	217,855	219,842	149,876	98,510	111,227
Net income	49,506	100,494	146,098	149,473	104,657	68,816	78,815
Net income attributable to FML Holdings, Inc.	48,901	99,454	145,183	148,886	103,961	68,564	78,460
Earnings per share:							
Basic(1)	n/a	n/a	$ 0.95	$ 0.96	$ 0.67	$ 0.44	$ 0.50
Diluted(1)	n/a	n/a	$ 0.90	$ 0.91	$ 0.63	$ 0.42	$ 0.47
Statement of Cash Flows Data:							
Net cash provided by (used in):							
Operating activities	$ 96,566	$ 75,722	$ 167,861	$ 186,433	$174,635	$ 93,657	$ 49,982
Investing activities	(13,156)	(45,165)	(102,572)	(107,366)	(579,517)	(161,575)	(60,613)
Financing activities	(82,076)	3,783	(49,202)	(119,070)	410,515	70,901	5,347
Other Financial Data:							
Capital expenditures	$ 20,158	$ 41,928	$ 77,827	$ 109,016	$111,514	$ 41,276	$ 61,827
EBITDA(2)	96,522	192,820	303,227	303,659	248,877	140,352	172,872
Adjusted EBITDA(2)	102,854	239,144	335,110	318,650	292,584	146,330	179,984
Operating Data:							
Proppant Solutions:							
Total tons sold	1,730	2,609	3,402	3,765	5,117	2,134	3,352
Revenue	$325,542	$ 580,117	$ 807,849	$ 757,851	$856,212	$378,286	$567,185
Average selling price (per ton)	$ 188	$ 222	$ 237	$ 201	$ 167	$ 177	$ 169
Segment contribution margin(3)	n/a	248,187	339,050	316,251	296,320	150,267	192,928
Industrial & Recreational Products:							
Total tons sold	1,918	2,228	2,296	2,375	2,462	1,261	1,193
Revenue	$ 73,118	$ 86,972	$ 101,893	$ 127,339	$132,174	$ 69,955	$ 62,038
Average selling price (per ton)	$ 38	$ 39	$ 44	$ 53	$ 54	$ 55	$ 52
Segment contribution margin(3)	n/a	20,904	29,142	37,837	34,765	17,002	16,835
Balance Sheet Data (at period end):							
Cash and cash equivalents	$ 3,841	$ 38,788	$ 51,765	$ 11,866	$ 17,815	$ 14,934	$ 12,514
Total assets	340,521	522,179	646,176	679,601	1,283,431	860,400	1,375,488
Long term debt (including current portion)	235,409	709,925	947,447	831,195	1,262,146	906,010	1,264,972
Total liabilities	314,458	857,475	1,094,168	965,529	1,448,789	1,073,788	1,457,461
Total equity (deficit)(4)	26,063	(335,296)	(447,992)	(285,928)	(165,358)	(213,338)	(81,973)

granted was calculated based on a Black-Scholes valuation model. The application of this valuation model involves inputs and assumptions that are judgmental and highly sensitive in the valuation of incentive awards, which affects compensation expense related to these awards. These inputs and assumptions include the value of a share of Fairmount Holdings, Inc. Class B common stock, the expected life of the option, volatility and risk free rate over a period of time corresponding to the expected life of the option.

Value of underlying share—We use a combination of the guideline company approach and a discounted cash flow analysis to determine the fair value of our stock. The key assumptions in this estimate include our projections of future cash flows, company-specific cost of capital used as a discount rate, lack of marketability discount, and qualitative factors to compare the company to comparable guideline companies. During 2013, factors that contributed to changes in the underlying value of our stock included the continued recovery of the oil and gas fracking market, changes to future cash flows projected from the recent acquisitions, increases in operating leverage due to increased debt, product mix including mix of raw versus resin coated proppant, and other factors. As our operations are highly dependent on sales to the oil and gas industry, the market conditions for this industry have a high degree of impact on the company's value.

Expected volatility—This is a measure of the amount by which the price of various comparable companies' common stock has fluctuated or is expected to fluctuate, as the company's common stock is not publicly traded. The comparable companies were selected by analyzing public companies in the industry based on various factors including, but not limited to, company size, financial data availability, active trading volume, and capital structure.

Risk free interest rate—This is an interpolated rate from the U.S. constant maturity treasury rate for a term corresponding to the time to the expected option life, as described below.

Expected option life—This is the period of time over which the options are expected to remain outstanding before being exercised. Because we did not have sufficient historical data to provide a reasonable basis to estimate the expected life of the options, we used the simplified method, which assumes the expected life is the mid-point between the vesting date and the end of the contractual term.

Dividend yield—we have no current plans to declare a dividend that would require a dividend yield assumption other than zero.

We will continue to use judgment in evaluating the risk-free interest rate, expected volatility and expected lives related to our equity-based compensation on a prospective basis and incorporating these factors into our pricing model. However, once our shares are publicly traded, we will use the actual market price as an input in the Black Scholes model, and will no longer estimate the value of the shares underlying the options.

The following is a summary of the inputs and assumptions used in estimating the fair value of stock options granted in the years ended December 31, 2013 and 2012.

	Six Months Ended June 30, 2014	2013	2012
Fair value of underlying share.......	$11.66	$10.45 – $11.15	$10.92 – $11.21
Expected volatility.................	41.36%	46.38%	49.66%
Risk free interest rate	1.96%	1.12 – 2.00%	0.97 – 1.25%
Expected option life	6.5 years	6.5 years	6.5 years

As of June 30, 2014 and December 31, 2013, the aggregate intrinsic value of vested and unvested stock options was $259.2 million and $136.1 million, respectively. The amount of unearned stock-based compensation related to unvested stock options at December 31, 2013 and June 30, 2014 was $16.0 million and $14.7 million, respectively. As of each of December 31, 2013 and June 30, 2014, the weighted-average period over which the unearned stock based compensation expense related to stock options is expected to be recognized was 2.4 years.

EXECUTIVE COMPENSATION

2013 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to our principal executive officer and our next two most highly-compensated executive officers (our "Named Executive Officers") for the year ended December 31, 2013.

Name and Principal Position	Year	Salary	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Jenniffer D. Deckard, ... President and Chief Executive Officer	2013	$360,500	$473,050	$173,490	$39,909	$1,046,949
Christopher L. Nagel, ... Executive Vice President and Chief Financial Officer	2013	$318,270	$473,050	$153,321	$28,641	$ 973,282
Joseph D. Fodo, ... Executive Vice President, Chief of Operations	2013	$275,834	$473,050	$133,053	$39,362	$ 921,299

(1) Amounts reported in this column reflect the aggregate grant date fair value of stock options that vest based on either time or performance metrics, computed in accordance with FASB ASC Topic 718, for awards made to each Named Executive Officer during 2013. See Note 15 to our consolidated financial statements for the year ended December 31, 2013 for additional detail regarding assumptions underlying the value of these equity awards.

(2) Reflects amounts earned for services performed in 2013 pursuant to our annual cash incentive program, which amounts were paid during the first quarter of 2014. This amount also includes a safety bonus payment received by each Named Executive Officer for 2013. Ms. Deckard, Mr. Nagel, and Mr. Fodo each received a safety bonus payment in the amount of $1,315.

(3) Amounts reported in the "All Other Compensation" column include company contributions on the Named Executive Officers' behalf to our 401(k) retirement plan, employee stock bonus plan, and supplemental executive retirement plan, as well as the cost of providing supplemental life insurance, supplemental disability insurance, car allowance amounts and club dues, as shown in the following table:

Name	401(k) Plan Contributions(1)	Employee Stock Bonus Plan(2)	Supplemental Executive Retirement Plan(3)	Life Insurance(4)	Disability Insurance(5)	Car Allowance(6)	Club Dues(7)	Total
Jenniffer D. Deckard . . .	$6,375	$11,705	$5,936	$4,453	$271	—	$11,169	$39,909
Christopher L. Nagel . . .	—	$11,705	$3,876	$ 961	—	—	$12,099	$28,641
Joseph D. Fodo	$6,375	$11,705	$1,807	$7,341	$842	$11,292	—	$39,362

(1) Amounts included in this column represent the value of our match of the Named Executive Officers' contributions in 2013 to the Fairmount Minerals Retirement Savings Trust and Plan, which we refer to as our "401(k) plan."

(2) Amounts included in this column represent the value of our contributions on behalf of each Named Executive Officer to the Fairmount Minerals Employee Stock Bonus Trust and Plan for services provided during 2013, which we refer to as our "stock bonus plan."

(3) Amounts included in this column represent the value of company contributions on behalf of each Named Executive Officer under the Fairmount Minerals Supplemental Executive Retirement Plan for services provided during 2013, which we refer to as the "supplemental executive retirement plan."

Safety Bonus

Additionally, our Named Executive Officers are eligible for a safety bonus payment of up to $1,800 per year. Such bonus payments are payable in equal monthly installments and calculated based on three equally weighted categories: 1) individual safety, 2) facility safety, and 3) overall safety record of the company. Each monthly installment is decreased if an incident/accident occurs. The amount of the decrease is dependent on how many of the aforementioned categories are applicable to the accident, with each category reducing the payment by one-third.

The total amount paid under the annual bonus program and the safety bonus program to each of our Named Executive Officers is enumerated in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, above.

Option Awards

On December 7, 2010, in order to incentivize our management, employees, and directors to continue to grow and develop our business, the board of directors adopted our current LTIP, the FML Holdings, Inc. Stock Option Plan (the "2010 Plan"), for the officers, employees, and consultants of our company and its subsidiaries who perform services for us. Unless earlier terminated, the term of the 2010 Plan will continue for a period of ten years after adoption. There are _____ shares of our common stock reserved for issuance under the 2010 Plan. As of June 30, 2014, _____ shares remain available for issuance under the plan and _____ shares are subject to outstanding stock options. The 2010 Plan allows for the issuance of either nonqualified stock options or incentive stock options; however, all options granted under the 2010 Plan as of December 31, 2013 have been nonqualified stock options.

In December 2013, our Chief Executive Officer evaluated the performance of each Named Executive Officer (other than herself) in order to make recommendations to the compensation committee regarding the number of stock options to be granted to each of the Named Executive Officers under the 2010 Plan for the 2013 fiscal year. When determining the size and terms of the stock option awards granted to our Named Executive Officers in December 2013, our compensation committee considered our Chief Executive Officer's recommendations along with other factors that include, but are not limited to, overall company performance, each executive's level and scope of responsibility, and the compensation paid to similarly situated executives of companies with which we compete for executive talent (to the extent such information is publically available).

The option awards granted to our Named Executive Officers under the 2010 Plan during 2013 will be fully vested and exercisable on the seventh anniversary of the grant date, provided that the Named Executive Officers continue to provide services to us through that date. However, if EBITDA for a year prior to the seventh anniversary equals or exceeds the annual or cumulative target enumerated in the option agreement, all or a portion of the option may become vested and exercisable prior to the seven year anniversary. All stock options granted under the 2010 Plan expire on the tenth anniversary of the grant date. For additional information regarding the terms of the 2010 Plan and award agreements issued to our Named Executive Officers thereunder please see the section below entitled "—Additional Narrative Disclosure—Stock Options.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under Section 401(k) of the Internal Revenue Code (the "Code") where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation and bonus payments to a tax-qualified retirement account. We also maintain a defined contribution profit sharing plan for the benefit of all of our employees as well as a separate supplemental executive retirement plan. See "Additional Narrative Disclosure—Retirement Benefits" for more information. In addition, minimal perquisites have historically been provided to our Named Executive Officers, including a car allowance and club dues. Details regarding these perquisites and the value of all such benefits provided during 2013 are available in the notes to the column of the Summary Compensation Table entitled "All Other Compensation".

Outstanding Equity Awards at Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2013.

	Option Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d) (2)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Jenniffer Deckard	408,000(1)	—	$ 1.42	10/22/2019
	153,000	102,000	$ 3.56	12/7/2020
	—	85,000	$10.45	12/10/2023
Christopher Nagel	153,000	102,000	$ 5.68	5/31/2021
	—	85,000	$10.45	12/10/2023
Joseph Fodo	192,440(1)	—	$ 0.86	6/23/2016
	1,360,000(1)	—	$ 1.42	6/1/2017
	850,000(1)	—	$ 1.42	5/1/2018
	510,000(1)	—	$ 1.42	10/22/2019
	153,000	102,000	$ 3.56	12/7/2020
	—	85,000	$10.45	12/10/2023

(1) These stock option awards were granted to our Named Executive Officers under the 2006 Plan. All options granted under the 2006 Plan were granted with respect to Class A Common Stock. All other stock options enumerated above were granted under the 2010 Plan with respect to Class B Non-Voting Common Stock.

(2) The option awards in this column were granted to our Named Executive Officers under the 2010 Plan and will be fully vested and exercisable on the seventh anniversary of the grant date, provided that the Named Executive Officers continue to provide services to us through that date. However, if EBITDA for the year equals or exceeds the annual or cumulative target enumerated in the option agreement, all or a portion of the option may become exercisable prior to the seven year anniversary.

Stock Options

2006 Plan. On April 20, 2006, our company adopted a new stock option plan (the "2006 Plan") and reserved _____shares of common stock for issuance thereunder. Only _____stock options were actually issued under the 2006 Plan before it was frozen on October 29, 2009. No stock options have been granted under the 2006 Plan since October 29, 2010 and no stock options will be granted thereunder in the future. _____shares have been purchased pursuant to the exercise of awards granted under the 2006 Plan and, as of June 30, 2014, _____ shares are subject to outstanding stock options.

To the extent not already vested, all option awards granted under the 2006 Plan fully vested upon the AS Group Acquisition, which was considered a "change in control" under our 2006 Plan. Named Executive Officers are able to exercise such options at any time, or from time to time, prior to expiration, provided they continue to provide services to us.

Additionally, pursuant to the applicable award agreement, all options granted under the 2006 Plan, if not previously exercised, generally expire on (i) the ten year anniversary of the option grant date, (ii) the one year publicly traded company. As part of that review, our board of directors has determined that it is appropriate to increase Ms. Deckard and Messrs. Nagel and Fodo's base salary from $374,900 to $450,000; $327,800 to $360,000; and from $290,000 to $310,000, respectively, effective September 2014.

Annual Bonus

The target annual bonuses established by our compensation committee for our Named Executive Officers with respect to 2014 performance for Ms. Deckard and Messrs. Nagel and Fodo are 100%, 75%, and 75%, respectively. Additionally, our compensation committee established the target annual bonuses for our Named Executive Officers with respect to 2015 performance as 100%, 100% and 75% for Ms. Deckard and Messrs. Nagel and Fodo, respectively. The amount of the target bonus that will actually be paid to each of our Named Executive Officers for 2014 and 2015 performance will be dependent on the extent to which we achieve the performance objectives established under the annual bonus program for that year. We currently expect that the performance metric categories for our annual bonus program in 2014 and 2015 will continue to be sustainable development and EBITDA, although the specific sustainable development goals and EBITDA targets are subject to change from year to year.

Stock Option and Restricted Stock Unit Awards

As part of our board of director's reevaluation of our executive compensation program, our board of directors has determined that an award of non-qualified stock options and stock settled restricted stock units will be granted to our named executive officers in connection with the closing of this offering. We expect that Ms. Deckard and Mr. Fodo will each receive a grant of approximately 35,700 stock options and 4,386 restricted stock units and that Mr. Nagel will receive a grant of approximately 59,500 stock options and 7,276 restricted stock units, in each case subject to change at the discretion of our board of directors. Each award will be subject to the terms and vesting conditions set forth in the applicable grant documents.

2014 Long Term Incentive Plan

On September 11, 2014, subject to approval by our stockholders, our board of directors adopted a Long-Term Incentive Plan, or LTIP, to attract and retain employees, directors, and other service providers to become effective on the date immediately prior to the effective date of this offering. The description of the LTIP set forth below is a summary of the material features of the LTIP. This summary, however, does not purport to be a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the LTIP, a copy of which is filed as an exhibit to this registration statement. The LTIP provides for the grant of cash and equity-based awards, including options to purchase shares of our common stock, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, performance awards and annual incentive awards.

Share Limits. Subject to adjustment in accordance with the LTIP, 17,000,000 shares of our common stock will initially be reserved for issuance pursuant to awards under the LTIP, and more specifically, that total amount will be available for issuance of incentive stock options. Shares subject to an award under the LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, will be available for delivery pursuant to other awards. The shares of our common stock to be delivered under the LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

In each calendar year, during any part of which the LTIP is in effect, an employee who is a "Covered Employee" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") may not be granted (a) awards (other than awards designated to be paid only in cash or the settlement of which is not based on a number of shares) relating to more than 1,700,000 shares of our common stock, subject to adjustment as provided in the LTIP and (b) awards designated to be paid only in cash, or the settlement of which is not based on a number of shares of our common stock, having a value determined on the date of grant in excess of $30,000,000.

American Securities and Ms. Deckard was employed by us. As such, neither Ms. Deckard nor Messrs. LeBaron and Sand received compensation from us for their service on our board of directors.

Mr. Fowler served as our acting Chief Executive Officer in years prior to 2013. Through May 24, 2013, Mr. Fowler provided transitional advisory services to Ms. Deckard, as his successor to the office of Chief Executive. During this period, Mr. Fowler received payments of base salary, was eligible to receive a monthly safety bonus, and received other benefits available to similarly situated executives, including the provision of supplemental life insurance and supplemental disability insurance, as well as our match of amounts contributed by him to his 401(k) account. On May 24, 2013, Mr. Fowler, retired from employment with us but continued to serve as a member of our board of directors.

Messrs. Conway, Fowler, Kelly, and Schultz were compensated for the 2013 fiscal year as outlined below.

Name	Fees Earned or Paid in Cash (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
William E. Conway	$200,000	—	—	$200,000
Charles D. Fowler	$ 20,000	$685	$185,669	$206,354
William P. Kelly	$ 20,000	—	—	$ 20,000
Lawrence N. Schultz	$ 20,000	—	—	$ 20,000

(1) This column includes all amounts paid for service on our board of directors.
(2) For the period of time during which Mr. Fowler was an employee, he received a safety bonus payment in the amount of $685.
(3) Mr. Fowler received payments in the amount of $164,011 as compensation for the provision of transitional advisory services. Additionally, we paid supplement life and supplemental disability insurance premiums on his behalf in the amounts of $14,090 and $1,193, respectively, and matched his 401(k) contributions in the amount of $6,375.

As of December 31, 2013, Messrs. William Kelly and Lawrence Schultz each held 23,800 unvested stock options and 35,700 vested stock options. These options will be fully vested and exercisable on the seventh anniversary of the grant date, which is December 7, 2017, provided that the directors continue to provide services to us through that date. However, if EBITDA for the year equals or exceeds the annual or cumulative target enumerated in the option agreement, all or a portion of the option may become exercisable prior to the seven year anniversary. As of December 31, 2013, Messrs. Fowler and Conway held no outstanding stock options.

Following the closing of this initial public offering, we plan to implement a new director compensation program to reflect the increased time and responsibility that being the director of a publicly traded company entails. We anticipate that directors who are not our employees will receive a combination of cash and restricted stock unit grants as compensation for attending meetings of our board of directors and committees thereof. We expect that such compensation will consist of an annual retainer of approximately $62,500 for each non-employee board member. We expect that each non-employee director will also receive an annual grant of the number of restricted stock units having a grant date fair value of approximately $62,500, subject to the terms and vesting schedules set forth in the applicable grant documents. Further, we expect that non-employee directors serving as a chairman of the compensation committee and executive committee of our board of directors will receive an additional annual retainer of $10,000. The chair of our audit committee is expected to receive an additional annual retainer of $15,000 and the chair of our board of directors is expected to receive an additional annual retainer of $25,000.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of FMSA Holdings Inc., will consist of 1,850,000,000 shares of common stock, $0.01 par value per share, of which _____ shares will be issued and outstanding, and 100,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of FMSA Holdings Inc., does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more series of preferred stock, par value $0.01 per share. Each such series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our directors. These

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of _____ shares of common stock, after giving effect to the 34 for 1 stock split of our common stock. Of these shares, all of the 44,500,000 shares of common stock to be sold in this offering (or 51,175,000 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, ASP FML, all of our directors and executive officers and certain of our principal stockholders and the selling stockholders will agree not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see "Underwriting" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

UNDERWRITING

Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc. are acting as representatives of the underwriters. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC	
Wells Fargo Securities, LLC	
Barclays Capital Inc.	
Goldman, Sachs & Co.	
Jefferies LLC	
J.P. Morgan Securities LLC	
KeyBanc Capital Markets Inc.	
RBC Capital Markets, LLC	
Robert W. Baird & Co. Incorporated	
Cowen and Company, LLC	
PNC Capital Markets LLC	
Raymond James & Associates, Inc.	
Scotia Capital (USA) Inc.	
Simmons & Company International	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Total	44,500,000

The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

- the representations and warranties made by us and the selling stockholders to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholders for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $_____(excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000.

The management team may elect to cause the underwriters to direct a portion of the gross underwriting discounts and commissions to the Fairmount Foundation. If elected, the contribution will be treated as a shared expense amongst the underwriters.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 6,675,000 shares from the selling stockholders at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than 44,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, ASP FML, all of our directors and executive officers and certain of our principal stockholders and the selling stockholders will agree that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of at least two of the representatives consisting of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc. and subject to certain exceptions (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible or exchangeable into common stock.

Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, at least two of the representatives consisting of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

FML Holdings, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2013 and 2012

	Year Ended December 31,	
	2013	2012
	(in thousands, except share and per share amounts)	
Revenue	$ 988,386	$ 885,190
Cost of sales (excluding depreciation, depletion, amortization, and stock compensation expense shown separately)	627,842	502,417
Operating expenses		
Selling, general, and administrative expenses	81,858	65,430
Depreciation, depletion, and amortization expense	37,771	27,690
Stock compensation expense	10,133	11,434
Other operating expense (income)	2,826	(207)
Income from operations	227,956	278,426
Interest expense, net	61,926	56,714
Loss on extinguishment of debt	11,760	—
Other non-operating expense	4,394	1,870
Income before provision for income taxes	149,876	219,842
Provision for income taxes	45,219	70,369
Net income	104,657	149,473
Less: Net income attributable to the noncontrolling interest	696	587
Net income attributable to FML Holdings, Inc.	$ 103,961	$ 148,886
Earnings per share		
Basic	$ 0.67	$ 0.96
Diluted	$ 0.63	$ 0.91
Weighted average shares outstanding		
Basic	156,008,218	155,826,794
Diluted	164,637,554	164,328,324

The accompanying notes are an integral part of these consolidated financial statements.

FML Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2013 and 2012

	December 31,	
	2013	**2012**
	(in thousands, except share and per share amounts)	
Assets		
Current assets		
Cash and cash equivalents	$ 17,815	$ 11,866
Accounts receivable, net	146,851	123,388
Inventories	118,349	91,432
Deferred income taxes	11,748	5,315
Prepaid expenses and other assets	10,575	4,975
Total current assets	305,338	236,976
Property, plant and equipment, net	748,838	375,162
Goodwill	87,452	35,137
Intangibles, net	106,236	383
Other assets	35,567	31,943
Total assets	$ 1,283,431	$ 679,601
Liabilities and Equity		
Current liabilities		
Current portion of long-term debt	15,687	3,332
Accounts payable	89,998	43,456
Accrued expenses	28,706	28,277
Total current liabilities	134,391	75,065
Long-term debt	1,246,459	827,863
Deferred income taxes	46,851	36,472
Other long-term liabilities	21,088	26,129
Total liabilities	1,448,789	965,529
Commitments and contingencies (Note 19)		
Equity		
Class A common stock: $0.01 par value, 272,000,000 authorized shares Shares outstanding: 156,213,034 and 155,744,684 at December 31, 2013 and 2012, respectively	69	69
Class B common stock: $0.01 par value, 68,000,000 authorized shares Shares outstanding: 249,322 and 132,634 at December 31, 2013 and 2012, respectively	—	—
Additional paid-in capital	735,360	722,123
Retained earnings	326,729	222,768
Accumulated other comprehensive income (loss)	(3,536)	(9,199)
Total equity attributable to FML Holdings, Inc. before treasury stock	1,058,622	935,761
Less: Treasury stock at cost Shares in treasury: 77,706,150 and 77,548,016 at December 31, 2013 and 2012, respectively	(1,227,001)	(1,225,299)
Total equity (deficit) attributable to FML Holdings, Inc.	(168,379)	(289,538)
Noncontrolling interest	3,021	3,610
Total equity (deficit)	(165,358)	(285,928)
Total liabilities and equity	$ 1,283,431	$ 679,601

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share data)

rate was 0.1% at December 31, 2013. The bond matures on September 1, 2027 and is collateralized by a letter of credit of $10,000.

Maturities of long-term debt are as follows:

	Capital Lease Obligations				
Year Ended	**Lease Payment**	**Less Interest**	**Present Value**	**Other Long-term Debt**	**Total Principal Payments**
2014	$3,768	$254	$3,514	$ 12,173	$ 15,687
2015	3,031	130	2,901	12,113	15,014
2016	1,484	29	1,455	12,114	13,569
2017	169	3	166	323,303	323,469
2018	17	1	16	8,866	8,882
Thereafter	—	—	—	885,525	885,525
	$8,469	$417	$8,052	$1,254,094	$1,262,146

Information pertaining to assets and related accumulated depreciation in the balance sheet for capital lease items is as follows:

	2013	**2012**
Cost	$11,648	$11,023
Accumulated depreciation	(2,011)	(3,661)
Net book value	$ 9,637	$ 7,362

11. Earnings per Share

The table below shows the computation of basic and diluted earnings per share of Class A and Class B common stock for the years ended December 31, 2013 and 2012.

	2013	**2012**
Numerator:		
Net income attributable to FML Holdings, Inc.	$ 103,961	$ 148,886
Denominator:		
Basic weighted average shares outstanding	156,008,218	155,826,794
Dilutive effect of employee stock options	8,629,336	8,501,530
Diluted weighted average shares outstanding	164,637,554	164,328,324
Earnings per common share—basic	$ 0.67	$ 0.96
Earnings per common share—diluted	$ 0.63	$ 0.91

The calculation of diluted weighted average shares outstanding for 2013 and 2012 excludes 1,112,038 and 1,442,620 potential common shares, respectively, because the effect of including those potential common shares would be antidilutive.

(in thousands, except share and per share data)

The Company or its subsidiaries file income tax returns in the United States, Canada, China, Mexico, and Denmark. The Company is subject to income tax examinations for its U.S. Federal income taxes for the preceding three fiscal years and, in general, is subject to state and local income tax examinations for the same periods. The Company is subject to income tax examinations in Canada, China, Mexico, and Denmark for calendar years 2009 through 2012.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012
Uncertain tax benefits balance as of January 1	$4,767	$3,144
Increases (decreases) for tax positions in prior years	(267)	655
Increases (decreases) for tax positions in current year	182	1,304
Lapses in statutes of limitations	(138)	(336)
	$4,544	$4,767

At December 31, 2013 and 2012, the Company had $4,544 and $4,767, respectively, of unrecognized tax benefits. If the $4,544 were recognized, the full amount would affect the effective tax rate. We do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. Interest and penalties are recorded in provision for income taxes. At December 31, 2013 and 2012, the Company had $1,506 and $1,400, respectively, of accrued interest and penalties related to unrecognized tax benefits recorded.

15. Common Stock and Stock Based Compensation

The Company has two classes of common stock. Class A and Class B common stock have similar rights, with the only difference being that Class B shares do not have voting rights.

The Company's bylaws provide for certain rights with respect to share transactions. Transfers of shares are, except in limited circumstances, subject to certain rights of refusal by the Company and other existing stockholders, as defined. In addition, each stockholder has the right to request the Company to repurchase the shares he or she owns during designated semi-annual redemption request periods (redemption requests). The Board of Directors shall then determine, in its unconditional, sole and absolute discretion, the aggregate number of shares, if any, that the Company will purchase. Further, employee stockholders are subject to mandatory repurchase provisions in the event of termination of employment under certain circumstances. The purchase price under the redemption requests and the mandatory repurchase provisions shall be at fair market value, as defined, payable in cash either immediately or on a deferred basis.

The Company has a stock option plan that allows for granting of options to acquire 11,900,000 Class B shares to employees and key non-employees. The options are exercisable for a ten year period. Options are exercisable at times determined by the compensation committee of the Company and, as set forth in each individual option agreement. The options may become exercisable over a period of years or become exercisable only if performance or other goals set by the Board are attained, or may be a combination of both. Options may be exercised, in whole or in part, at any time after becoming exercisable, but not later than the date the option expires, which is typically 10 years from the grant date. Options granted after 2009 contain a 7 year vesting period that may be shortened to five years upon attainment of certain Company performance goals as determined by the compensation committee. The stock option plan also contains a change in control provision that provides for immediate vesting upon certain changes of ownership of the company. All options granted prior to 2010 are fully vested. The Company uses shares available in treasury when options are exercised, to the extent available.

(in thousands, except share and per share data)

The weighted-average fair value of options granted during the years ended December 31, 2013 and 2012 was $5.35 and $5.45, respectively, based on the Black-Scholes-Merton options-pricing model, with the following assumptions:

	2013	**2012**
Dividend yield	0.00%	0.00%
Expected volatility	46.38%	49.66%
Risk free interest rate	1.12 - 2.00%	0.97 - 1.26%
Expected option life	6.5 years	6.5 years

The Company has no current plans to declare a dividend that would require a dividend yield assumption other than zero. Expected volatility is based on the volatilities of various comparable companies' common stock. The comparable companies were selected by analyzing public companies in the industry based on various factors including, but not limited to, company size, financial data availability, active trading volume, and capital structure. The risk free interest rate is an interpolated rate from the U.S. constant maturity treasury rate for a term corresponding to the expected option life. Because the Company does not have sufficient historical data to provide a reasonable basis to estimate the expected life of the options, the Company uses the simplified method, which assumes the expected life is the mid-point between the vesting date and the end of the contractual term.

In determining the underlying value of the Company's stock, the company used a combination of the guideline company approach and a discounted cash flow analysis. The key assumptions in this estimate include management's projections of future cash flows, the Company-specific cost of capital used as a discount rate, lack of marketability discount, and qualitative factors to compare the Company to comparable guideline companies. During 2013, factors that contributed to changes in the underlying value of the Company's stock included the continued recovery of the oil and gas fracking market, changes to future cash flows projected from the Company's acquisitions, increases in operating leverage due to increased debt, product mix including mix of raw versus resin coated sand, and other factors. As the Company is highly dependent on sales to the oil and gas industry, the market conditions for this industry have a high degree of impact on the Company's value.

The Company recorded $10,133 and $11,434 of stock compensation expense related to these options, which is included in additional paid-in capital, for the years ended December 31, 2013 and 2012, respectively.

Option activity during 2013 is as follows:

	Options	**Weighted Average Exercise Price**
Outstanding at December 31, 2012	18,301,792	$ 3.07
Granted	2,259,300	10.45
Exercised	(744,872)	1.71
Forfeited	(835,278)	3.53
Expired	—	—
Outstanding at December 31, 2013	18,980,942	$ 3.98
Exercisable at December 31, 2013	13,223,008	$ 2.74

(in thousands, except share and per share data)

Options outstanding as of December 31, 2013 have an aggregate intrinsic value of $136,059 and a weighted average remaining contractual life of 6.3 years. Options that are exercisable as of December 31, 2013 have an aggregate intrinsic value of $113,027 and a weighted average remaining contractual life of 5.6 years. The aggregate intrinsic value represents the difference between the fair value of the Company's shares of $11.15 per share at December 31, 2013 and the exercise price of the dilutive options, multiplied by the number of dilutive options outstanding at that date.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2013 and 2012 was $6,564 and $2,574, respectively.

Net cash proceeds from the exercise of stock options were $1,277 and $716 in the years ended December 31, 2013 and 2012, respectively.

There was $2,461 and $965 of income tax benefits realized from stock option exercises in the years ended December 31, 2013 and 2012, respectively.

At December 31, 2013, options to purchase 8,179,482 Class A shares and 10,801,460 Class B shares were outstanding. At December 31, 2012, options to purchase 9,081,332 Class A shares and 9,220,460 Class B shares were outstanding. As of December 31, 2013, $15,997 of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 2.4 years.

16. Defined Benefit Plans

The Company maintains two defined benefit pension plans covering all union employees at certain facilities that provide benefits based upon years of service or a combination of employee earnings and length of service. The plans are underfunded by $926 and $2,553 as of December 31, 2013 and 2012, respectively. The Company is expected to fund the minimum annual contributions as determined by applicable regulations, which will be $234 for 2014; the Company reserves the right to make contributions in excess of this amount.

The following assumptions were used to determine the Company's obligations under the plans:

	Wedron Pension		Troy Grove Pension	
	2013	2012	2013	2012
Discount rate	4.50%	3.75%	5.00%	4.00%
Long-term rate of return on plan assets	9.00%	9.00%	9.00%	9.00%

The difference in the discount rates used for the Wedron Pension and the Troy Grove Pension is due to the differing characteristics of the two plans, including employee characteristics and plan size. The Company uses a cash flow matching approach to determine its discount rate using each plan's projected cash flows and the Citigroup Discount Curve.

The long term rate of return on assets is based on management's estimate of future long term rates of return on similar assets and is consistent with historical returns on such assets.

(in thousands, except share and per share data)

agreement. The risks of participating in a multiemployer plan are different from a single-employer plan in the following aspects (a) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (b) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (c) if the Company chooses to stop participating in the multiemployer plan, the Company may be required to pay the multiemployer plan an amount based on the underfunded status of the multiemployer plan, referred to as a withdrawal liability. The Company has no plans or intentions to stop participating in the plan as of December 31, 2013. Pension expense for such plans totaled $155 and $367 for the years ended December 31, 2013 and 2012, respectively.

The Company has a defined contribution retirement savings trust and plan covering substantially all employees. Under the provisions of the plan, the Company matches 50% of each employee's contribution up to 5% of an employee's annual salary. Company contributions were $965 and $739 for the years ended December 31, 2013 and 2012, respectively.

The Company has a profit sharing plan (Stock Bonus Trust and Plan). This plan covers substantially all nonunion employees. Company contributions are discretionary and plan funds will be allocated to participating employees based upon compensation, as defined. Discretionary contributions accrued at December 31, 2013 and 2012 were $2,103 and $3,320, respectively. The Stock Bonus Trust and Plan held 8,115,086 of class A shares as of December 31, 2013 and 2012.

Effective January 1, 1999, the Company adopted a Supplemental Executive Retirement Plan (SERP) for certain employees who participate in the Company's qualified 401(k) plan and/or the Qualified Employee Stock Bonus Plan (ESBP). The purpose of the SERP is to provide an opportunity for the participants of the SERP to defer compensation and to receive their pro rata share of former ESBP contributions. Due to income restrictions imposed by the IRS code, such contributions were formerly made to the ESBP but, in some instances, were forfeited by these employees to the remaining ESBP participant accounts. Company contributions to the SERP were $15 and $163 for the years ended December 31, 2013 and 2012, respectively.

The Company has deferred compensation agreements with various management employees that provide for supplemental payments upon retirement. These amounts are being accrued for over the estimated employment periods of these individuals.

18. Self-Insured Plans

Certain subsidiaries, located in Illinois and Michigan, are self-insured for workers' compensation up to $1,000 per occurrence and $3,000 in the aggregate. The Company has an accrued liability of $748 and $364 as of December 31, 2013 and 2012, respectively, for anticipated future payments on claims incurred to date. Management believes these amounts are adequate to cover all required payments.

The Company is also self-insured for medical benefits. The Company has an accrued liability of $2,017 and $2,092 as of December 31, 2013 and 2012, respectively, for anticipated future payments on claims incurred to date. Management believes this amount is adequate to cover all required payments.

19. Commitments and Contingencies

Certain subsidiaries are defendants in lawsuits in which the alleged injuries are claimed to be silicosis-related and to have resulted, in whole or in part, from exposure to silica-containing products, allegedly

(in thousands, except share and per share data)

22. Geographic Information

The following tables show total Company revenues and long-lived assets. Revenues are attributed to geographic regions based on the selling location. Long-lived assets are located in the respective geographic regions.

	Year Ended December 31,	
	2013	**2012**
Revenue		
Domestic	$920,636	$795,372
International	67,750	89,818
Net sales	$988,386	$885,190

	As of December 31,	
	2013	**2012**
Long-lived assets		
Domestic	$737,652	$361,959
International	11,186	13,203
Long-lived assets	$748,838	$375,162

23. Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through July 11, 2014, which is the date the financial statements were available to be issued.

On August 15, 2014, FML Holdings, Inc. changed its name to FMSA Holdings Inc.

On September 18, 2014, the Company effected a 34 for 1 stock split of our issued and outstanding common stock.

FML Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Income
Six Months Ended June 30, 2014 and 2013
(unaudited)

	Six Months Ended June 30,	
	2014	**2013**
	(in thousands, except share and per share amounts)	
Revenue	$ 629,223	$ 448,241
Cost of sales (excluding depreciation, depletion, amortization, and stock compensation expense shown separately)	402,302	266,406
Operating expenses		
Selling, general and administrative expenses	49,168	36,280
Depreciation, depletion, and amortization expense	27,522	15,553
Stock compensation expense	4,313	3,709
Other operating expense (income)	(328)	672
Income from operations	146,246	125,621
Interest expense, net	34,478	26,541
Other non-operating expense	541	570
Income before provision for income taxes	111,227	98,510
Provision for income taxes	32,412	29,694
Net income	78,815	68,816
Less: Net income attributable to the noncontrolling interest	355	252
Net income attributable to FML Holdings, Inc.	$ 78,460	$ 68,564
Earnings per share		
Basic	$ 0.50	$ 0.44
Diluted	$ 0.47	$ 0.42
Weighted average number of shares outstanding		
Basic	156,573,196	155,909,890
Diluted	165,585,168	164,548,984

The accompanying notes are an integral part of these condensed consolidated financial statements.

FML Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
June 30, 2014 and December 31, 2013
(unaudited)

	June 30, 2014	December 31, 2013
	(in thousands, except share and per share amounts)	
Assets		
Current assets		
Cash and cash equivalents	$ 12,514	$ 17,815
Accounts receivable, net	209,766	146,851
Inventories	127,355	118,349
Deferred income taxes	9,363	11,748
Prepaid expenses and other assets	7,209	10,575
Total current assets	366,207	305,338
Property, plant and equipment, net	786,500	748,838
Goodwill	87,457	87,452
Intangibles, net	103,575	106,236
Other assets	31,749	35,567
Total assets	$ 1,375,488	$ 1,283,431
Liabilities and Equity		
Current liabilities		
Current portion of long-term debt	$ 15,687	$ 15,687
Accounts payable	89,047	89,998
Accrued expenses	29,153	28,706
Total current liabilities	133,887	134,391
Long-term debt	1,249,285	1,246,459
Deferred income taxes	47,953	46,851
Other long-term liabilities	26,336	21,088
Total liabilities	1,457,461	1,448,789
Equity		
Class A common stock: $0.01 par value, 272,000,000 authorized shares Shares outstanding: 157,343,534 and 156,213,034 at June 30, 2014 and December 31, 2013, respectively	69	69
Class B common stock: $0.01 par value, 68,000,000 authorized shares Shares outstanding: 499,392 and 249,322 at June 30, 2014 and December 31, 2013, respectively	—	—
Additional paid-in capital	746,345	735,360
Retained earnings	405,189	326,729
Accumulated other comprehensive income (loss)	(8,858)	(3,536)
Total equity attributable to FML Holdings, Inc. before treasury stock	1,142,745	1,058,622
Less: Treasury stock at cost Shares in treasury: 77,742,496 and 77,706,150 at June 30, 2014 and December 31, 2013, respectively	(1,227,663)	(1,227,001)
Total equity (deficit) attributable to FML Holdings, Inc.	(84,918)	(168,379)
Noncontrolling interest	2,945	3,021
Total equity (deficit)	(81,973)	(165,358)
Total liabilities and equity	$ 1,375,488	$ 1,283,431

The accompanying notes are an integral part of these condensed consolidated financial statements.

(in thousands, except share and per share data)

In February 2014 the Company executed a joinder agreement to borrow $41,000 as an additional Term Loan B-2. The proceeds of this borrowing were used to repay then outstanding amounts under the revolving credit facility. The additional borrowings mature on the same date as the then existing Term Loan B-2 (September 5, 2019) and the required quarterly principal repayments for the Term Loan B-2 were increased by one-quarter of 1% of the amount borrowed with the balance due at maturity. There were no other changes in the terms, interest rates or covenants of the 2013 Amended Credit Agreement.

In March 2014 the Company amended the existing 2013 Amended Credit Agreement whereby the applicable margin for the Term Loan B-1 and the Term Loan B-2 base rate loans was reduced to 2.50% and the applicable margin for the Term Loan B-1 and the Term Loan B-2 Eurodollar rate loans was reduced to 3.50% .

5. Earnings per Share

The table below shows the computation of basic and diluted earnings per share for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,	
	2014	2013
Numerator:		
Net income attributable to FML Holdings, Inc.	$ 78,460	$ 68,564
Denominator:		
Basic weighted average shares outstanding	156,573,196	155,909,890
Dilutive effect of employee stock options	9,011,972	8,639,094
Diluted weighted average shares outstanding	165,585,168	164,548,984
Earnings per common share—basic	$ 0.50	$ 0.44
Earnings per common share—diluted	$ 0.47	$ 0.42

The calculation of diluted weighted average shares outstanding for the six months ended June 30, 2014 and 2013 excludes 1,895,976 and 803,828 potential common shares, respectively, because the effect of including these potential common shares would be antidilutive.

6. Derivative Instruments

The Company enters into interest rate swap agreements as a means to hedge its variable interest rate risk on debt instruments. The notional value of these swap agreements is $542,300 at June 30, 2014 and effectively fixes the variable rate in a range of 0.83% to 3.115% . The notional amount of these instruments is scheduled to increase over time to provide a hedge against variable interest rate debt. The interest rate swap agreements mature at various dates between March 31, 2015 and September 5, 2019.

The derivative instruments are recorded on the balance sheet at their fair values. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship. For cash flow hedges in which the Company is hedging the variability of cash flows related to a variable-rate liability, the effective portion of the gain or loss on the derivative instrument is reported in other comprehensive income in the periods during which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges is recognized in current period earnings. As interest

FML Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(unaudited)

The book value of cash equivalents, accounts receivable and accounts payable are considered to be representative of their fair values because of their short maturities. The carrying value of the Company's debt is also considered to be representative of its fair value since the interest rate is variable and fluctuates with the market. The contingent consideration related to the Great Plains acquisition is valued based on the expected cash flows using a discount rate of 5%.

The following table presents the amounts carried at fair value as of June 30, 2014 and December 31, 2013 for the Company's other financial instruments.

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Contingent consideration liability	$—	$ —	$(10,000)	$(10,000)
Interest rate swap agreements	—	(10,438)	—	(10,438)
June 30, 2014	$—	$(10,438)	$(10,000)	$(20,438)
Contingent consideration liability	$—	$ —	$ (9,833)	$ (9,833)
Interest rate swap agreements	—	(2,931)	—	(2,931)
December 31, 2013	$—	$ (2,931)	$ (9,833)	$(12,764)

The contingent consideration related to the Great Plains Sands, LLC acquisition is revalued each period based on the expected cash flows, using a discount rate of 5.0% . The amount due under the earnout agreement was determined to be $10 million and was paid in July 2014.

8. Common Stock and Stock Based Compensation

The Company granted options to purchase 331,500 and 306,000 shares of common stock in the six months ended June 30, 2014 and 2013, respectively. The average exercise price was $11.15 and $10.45 in the six months ended June 30, 2014 and 2013, respectively.

9. Defined Benefit Plans

The Company maintains two defined benefit pension plans covering all union employees at certain facilities that provide benefits based upon years of service or a combination of employee earnings and length of service. Net periodic benefit cost recognized for these plans for the six months ended June 30, 2014 and 2013 is as follows:

	Six Months Ended June 30,	
	2014	2013
Service cost	$ 38	$ 44
Interest cost	166	150
Expected return on plan assets	(292)	(252)
Amortization of prior service cost	10	10
Amortization of net actuarial loss	80	126
Net periodic benefit cost	$ 2	$ 78

14. Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through August 22, 2014, which is the date the financial statements were available to be issued.

On August 15, 2014, FML Holdings, Inc. changed its name to FMSA Holdings Inc.

On September 18, 2014, the Company effected a 34 for 1 stock split of our issued and outstanding common stock.

<u>44,500,000</u> Shares



FairmountSantrol

FMSA Holdings Inc.

COMMON STOCK

PROSPECTUS
, 2014

Morgan Stanley
Wells Fargo Securities
Barclays

Goldman, Sachs & Co.
Jefferies
J.P. Morgan
KeyBanc Capital Markets
RBC Capital Markets

Baird
Cowen and Company
PNC Capital Markets LLC
Raymond James
Scotiabank / Howard Weil
Simmons & Company
International
Tudor, Pickering, Holt & Co.

Through and including , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee), the amounts set forth below are estimates.

SEC Registration Fee	$ 128,800
FINRA Filing Fee	$ 75,500
New York Stock Exchange listing fee	$ 250,000
Accountants' fees and expenses	*
Legal fees and expenses	$1,750,000
Printing and engraving expenses	$ 500,000
Transfer agent and registrar fees	$ 50,000
Miscellaneous	*
Total	$ *

* To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.   Recent Sales of Unregistered Securities

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believe that each of these transactions was exempt from the registration requirements pursuant to Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder or Rule 701 of the Securities Act. All share and price information included in this section does not reflect the impact of the expected pre-offering split of our common stock.

The following table sets forth information on the restricted stock awards issued by us and common stock issued pursuant to the exercise of stock options in the three years preceding the filing of this registration statement.

| | | Shared Issued Pursuant to Exercise of Option | | |
| | | Common Stock Issued | | |
Date	Person or Class of Person	Class A	Class B	Total Consideration
March 18, 2011	Executive Officer	1,253,852		$1,034,579.90
March 21, 2011	Executive Officer	102,000		$ 145,200.00
March 28, 2011	Executive Officer	850,000		$1,210,000.00
March 30, 2011	Employee	48,314		$ 68,776.40
March 30, 2011	Employee	34,000		$ 48,400.00
April 28, 2011	Employee	42,500		$ 60,500.00
April 28, 2011	Employee	13,600		$ 5,020.00
April 28, 2011	Executive Officer	119,000		$ 169,400.00
April 28, 2011	Employee	81,600		$ 116,160.00
May 02, 2011	Employee	285,566		$ 406,511.60
May 23, 2011	Executive Officer	1,700,000		$2,036,000.00
May 23, 2011	Employee	986,374		$1,404,132.40
May 23, 2014	Employee	17,000		$ 24,200.00
May 25, 2011	Employee	289,000		$ 411,400.00
May 23, 2011	Executive Officer	74,800		$ 15,675.00
May 23, 2011	Employee	170,000		$ 242,000.00
June 7, 2011	Employee	10,200		$ 14,520.00
June 27, 2011	Employee	102,000		$ 145,200.00
September 2, 2011	Employee	60,486		$ 86,103.60
September 26, 2011	Employee	255,000		$ 363,000.00
November 1, 2011	Executive Officer	510,000		$ 242,000.00

Shared Issued Pursuant to Exercise of Option

Date	Person or Class of Person	Common Stock Issued		Total Consideration
		Class A	Class B	
November 15, 2011	Employee	68,000		$ 10,640.00
December 2, 2011	Employee	20,400		$ 29,040.00
December 13, 2011	Employee	19,278		$ 27,442.80
February 29, 2012	Employee		3,400	$ 12,105.00
February 29, 2012	Employee	166,600	28,900	$340,052.50
March 08, 2012	Employee		11,900	$ 42,367.50
April 06, 2012	Executive Officer		47,600	$169,470.00
May 15, 2012	Employee		37,400	$133,155.00
May 23, 2012	Employee		340	$ 1,210.50
May 7, 2013	Employee		10,200	$ 36,315.00
May 07, 2013	Employee	13,600		$ 19,360.00
May 07, 2013	Employee	23,800		$ 33,880.00
May 07, 2013	Employee	10,200		$ 14,520.00
May 07, 2013	Employee	10,200		$ 14,520.00
May 31, 2013	Employee	154,122	40,800	$364,657.20
June 07, 2013	Employee	9,350		$ 13,310.00
September 30, 2013	Employee		6,800	$ 24,210.00
November 8, 2013	Employee		40,800	$145,260.00
November 22, 2013	Employee		20,400	$ 72,630.00
November 22, 2013	Employee	6,800		$ 9,680.00
November 25, 2013	Executive Officer	357,000		$508,200.00
December 9, 2013	Employee		3,400	$ 12,105.00
December 10, 2013	Employee	34,000		$ 5,320.00
December 13, 2013	Employee	3,400		$ 2,920.00
April 7, 2014	Employee	15,300	35,700	$148,882.50
June 2, 2014	Employee		3,400	$ 12,105.00
June 04, 2014	Executive Officer	224,910		$ 47,131.88
June 6, 2014	Employee	45,050		$ 50,690.00
June 11, 2014	Employee			$127,102.50
June 13, 2014	Executive Officer	459,000		$653,400.00
June 18, 2014	Employee	17,000		$ 24,200.00
June 19, 2014	Employee	16,150		$ 22,990.00
June 23, 2014	Employee		23,800	$108,170.00
June 24, 2014	Executive Officer		34,000	$121,050.00
June 24, 2014	Executive Officer	192,440		$165,272.00
June 25, 2014	Employee	5,950		$ 8,470.00
June 25, 2014	Employee	170,000		$242,000.00
June 26, 2014	Employee		74,800	$266,310.00
June 26, 2014	Employee		86,700	$308,677.50
June 30, 2014	Employee	51,000		$ 72,600.00
June 30, 2014	Employee	51,000		$ 72,600.00
June 30, 2014	Employee		10,200	$ 36,315.00
June 30, 2014	Employee	30,226		$ 43,027.60
June 30, 2014	Employee		102,000	$363,150.00

The following table sets forth information on the stock options issued by us in the three years preceding the filing of this registration statement.

Non-qualified Stock Options Granted Through 6/30/14

Date of Issuance		Number of options Granted	Strike Price
May 30, 2011	Employee	34,000	$ 5.68
May 31, 2011	Executive Officer	255,000	$ 5.68
June 13, 2011	Employee	238,000	$ 5.68
August 15, 2011	Employee	170,000	$ 9.84
August 22, 2011	Employee	173,400	$ 9.84
August 29, 2011	Employee	255,000	$ 9.84
September 1, 2011	Employee	51,000	$ 9.84
October 1, 2011	Employees	238,000	$ 9.84
November 14, 2011	Employee	17,000	$ 9.84
January 1, 2012	Employees	34,000	$10.92
January 9, 2012	Employee	170,000	$10.92
January 23, 2012	Employee	59,500	$10.92
June 18, 2012	Employees	136,000	$10.92
July 27, 2012	Employee	17,000	$11.21
August 7, 2012	Employee	85,000	$11.21
September 27, 2012	Employee	17,000	$10.91
October 10, 2012	Employee	51,000	$11.21
April 1, 2013	Employees	51,000	$10.45
July 15, 2013	Employees	255,000	$10.45
July 22, 2013	Employee	17,000	$10.45
July 31, 2013	Executive Officer	17,000	$10.45
July 31, 2013	Employee	34,000	$10.45
August 23, 2013	Employee	17,000	$10.45
September 20, 2013	Employee	51,000	$10.45
September 30, 2013	Employees	306,000	$10.45
October 7, 2013	Employee	51,000	$10.45
October 17, 2013	Employees	561,000	$10.45
December 10, 2013	Employees	389,300	$10.45
December 10, 2013	Executive Officers	425,000	$10.45
December 16, 2013	Employee	85,000	$10.45
May 31, 2014	Employees	297,500	$11.15
June 2, 2014	Employee	17,000	$11.15
June 17, 2014	Employees	34,000	$11.15

The issuances of common stock described above either represent grants of restricted stock under, or were made pursuant to the exercise of stock options granted under our compensation plans to our officers, directors, employees and consultants in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to "compensatory benefit plans" as defined under that rule.